
February 3, 2009

<u>Via U.S. Mail</u>
Ms. Eileen Nugent
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

> **Re:** **Indevus Pharmaceuticals, Inc.**
> **Schedule TO-T/A filed January 14, 15 and 21, 2009 by BTB**
> **Purchaser, Inc. and Endo Pharmaceuticals**
> **Schedule TO-T/A filed February 3, 2009**
> **SEC File No. 5-41015**

Dear Ms. Nugent:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-T/A</u>

1.   We have referred your response to prior comment 1 to the Office of Chief Counsel. We may have further comment following their review.

2.   We note your response to prior comment 2. It would appear that the contractual rights offered as part of the consideration are solely general, unsecured obligations to pay an amount at a future date. Thus, it is unclear how this general obligation to pay complies with Rule 14e-1(c). Absent additional analysis and/or support for your position, we are unable to conclude that your current offer

complies with Rule 14e-1(c). Please provide a legal analysis of any staff no-action letters or interpretations that you believe support your analysis.

Item 10. Financial Statements

3.   Please provide us with your analysis as to why you believe that the financial condition of the bidder is not material to a shareholder's decision to participate in the offer. We note that the consideration is not solely cash.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203.   Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions